Exhibit 99.1
Press Release

Eltek Reports 2019 First Quarter Financial Results

•	Revenues of $8.7 million
•	Gross profit of $1.5 million
•	Net Profit of $242,000

PETACH-TIKVA, Israel, May 29, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended March 31, 2019.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are glad that this quarter’s results reflect the implementation of the first stage of our turnaround plan, which we started during the last quarter of 2018. We continue in our efforts to further increase operating efficiencies, to improve customer satisfaction, to formulate a more effective sales strategy and continue implementing our plan to reach sustained profitability.”

Highlights of the First Quarter of 2019 compared to the First Quarter of 2018

•	Revenues for the first quarter of 2019 were $8.7 million compared to revenues of $8.9 million in the first quarter of 2018;

•	Gross profit increased from $444,000 (5.0% of revenues) in the first quarter of 2018 to $1,539,000 (17.6% of revenues) in the first quarter of 2019;

•	Operating profit was $433,000 as compared to an operating loss of $626,000 in the first quarter of 2018;

•	Net profit was $242,000, or $0.12 per fully diluted share compared to a net loss of $670,000, or ($0.33) per fully diluted share, in the first quarter of 2018;

•	EBITDA was a $811,000 (9.3% of revenues) compared to negative EBITDA of $185,000 (2.1% of revenues) in the first quarter of 2018;

•	Net cash provided by operating activities amounted to $1.6 million compared to net cash used in operating activities of $859,000 in the first quarter of 2018.

Conference Call

Today, Wednesday, May 29, 2018, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:             1-888-668-9141
Israel:                            03-9180687
International:              +972-3-9180687

                                 At:
                  8:30 a.m. Eastern Time
                  5:30 a.m. Pacific Time
                 15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2019	2018

Revenues	8,735	8,943
Costs of revenues	(7,196)	(8,499)

Gross profit	1,539	444

Selling, general and administrative expenses	(1,106)	(1,069)

R&D expenses, net	0	(1)

Operating profit (loss)	433	(626)

Financial expenses, net	(184)	(27)
Other income, net	6	0

Profit (loss) before income tax	255	(653)

Tax expenses	(13)	(17)

Net profit (loss)	242	(670)

Earnings per share

Basic and diluted net profit (loss) per ordinary share	0.12	(0.33)

Weighted average number of ordinary shares used to compute basic and diluted net profit
(loss) per ordinary share (in thousands)	2,029	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	December 31,
	2019	2018
Assets

Current assets
Cash and cash equivalents	1,068	992
Receivables: Trade, net of provision for doubtful accounts	5,623	5,682
Other	660	868
Inventories	4,142	3,611
Prepaid expenses	150	292

Total current assets	11,643	11,445

Long term assets
Severance pay fund	55	53
Long term prepaid expenses	112	39
Operating lease right of use assets	3,117	-
Total long term assets	3,284	92

Fixed assets, less accumulated depreciation	6,540	6,623

Total Assets	21,467	18,160

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,978	6,606
Short-term credit from related party	3,304	2,668
Accounts payable: Trade	5,000	4,108
Other	3,487	3,377
Short-term operating lease liabilities	1,003	-

Total current liabilities	17,772	16,759

Long-term liabilities
Long term debt, excluding current maturities	213	308
Employee severance benefits	218	211
Long-term operating lease liabilities	2,105	-

Total long-term liabilities	2,536	519

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 2,028,552	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,330	2,340
Capital reserve	845	800
Accumulated deficit	(21,271)	(21,513)
Shareholders' equity	1,159	882
Total liabilities and shareholders' equity	21,467	18,160

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2019	2018

GAAP net income (loss)	242	(670)
Add back items:

Financial expenses, net	184	27
Income tax expense	13	17
Depreciation and amortization	372	441
Non-GAAP EBITDA	811	(185)

Eltek Ltd.
Unaudited Proforma Equity information
(In thousands US$)
	As of March 31, 2019
	As presented	As adjusted (*)
Equity
Ordinary shares	1,985	3,966
Additional paid-in capital	17,270	18,619
Cumulative foreign currency translation adjustments	2,330	2,330
Capital reserve	845	845
Accumulated deficit	(21,274)	(21,274)
Shareholders' equity	1,156	4,486

(*) The proforma information reflects on an as adjusted basis the issuance of 2,351,701 ordinary shares in the April 2019 rights offering at a subscription price of $1.464 per ordinary share with aggregate net proceeds of approximately $3.3 million, after deducting offering expenses.

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2019	2018

Cash flows from operating activities:

Net income (loss)	242	(670)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	372	441
Stock-based compensation	31	-
Transaction with controlling shareholder	14	-
Revaluation of long term loans	(16)	16
	401	457

Decrease (increase) in trade receivables	240	(1,569)
Decrease in other receivables and prepaid expenses	315	719
Increase in inventories	(415)	(585)
Increase in trade payables	846	975
Increase (decrease) in other liabilities and accrued expenses	4	(199)
Increase in employee severance benefits, net	-	13
Changes in operating leases, net	(9)	-
	981	(646)

Net cash provided by (used in) operating activities	1,624	(859)

Cash flows from investing activities:
Purchase of fixed assets	(159)	(80)
Net cash used in investing activities	(159)	(80)

Cash flows from financing activities:
Short- term bank credit, net	(1,608)	(341)
Short- term shareholder loan	549	1,156
Repayment of long-term loans from bank	(225)	(237)
Repayment of credit from fixed asset payables	(96)	(85)
Net cash provided by (used in) financing activities	(1,380)	493

Effect of translation adjustments	(10)	(6)

Net increase (decrease) in cash and cash equivalents	75	(452)

Cash and cash equivalents at beginning of the period	993	887

Cash and cash equivalents at period end	1,068	435